Mail Stop 3561

May 6, 2008

Olga Malitski
Nature of Beauty Ltd.
63-5 Kombinostroiteley
Birobidjan, EAO
679014 Russia

>   **Re: Nature of Beauty Ltd.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 25, 2008**
>   **File No. 333-149857**

Dear Ms. Malitski:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Risk Factors, page 3

1. We note your revised Risk Factor number 3 states that, "If we obtain clients and customers we will not be able to generate revenues or make a profit." Please advise whether this is the intended statement or revise.

Business, page 14

2. We note your response to prior comment six of our comment letter dated April 17, 2008 and your indication that you intend to fund the purchases of your products from the money you receive from your customers. Please revise to clarify that you have no cash on hand to fund the purchases of the products you are required to buy from PKF and AKS, if true, and that you will maintain no inventory given your lack of cash on hand. Please also state that you will be in violation of the provisions of the distribution agreement with PKF and AKS if no customers agree to purchase the products you are reselling.

<u>Selling Shareholders, page 28</u>

3. Your footnote 1 refers to Alexander Alenski as the company's secretary. Elsewhere in the disclosure, however, you list Alexander Ishutkin as your secretary. Assuming Mr. Ishutkin is the secretary, please revise the footnote accordingly.

   Please contact Ramin M. Olson at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

        Sincerely,

        H. Christopher Owings
        Assistant Director

cc: Conrad C. Lysiak, Esq.
    Facsimile No.: (509) 747-1770